UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Coastal Financial Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

19046P209

(CUSIP Number)

CJA Private Equity Financial Restructuring Master Fund I, LP

c/o Gapstow Capital Partners LP

Attn: Christopher J. Acito

654 Madison Avenue, Suite 601

New York, New York 10065

(646) 735-3455

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 19046P209	SCHEDULE 13D

1.		NAMES OF REPORTING PERSONS CJA Private Equity Financial Restructuring Master Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 964,955
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 964,955
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,955
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.	TYPE OF REPORTING PERSON (see instructions) PN

* The information with respect to percentage ownership is based on a total of 11,883,293 shares of Common Stock, no par value of Coastal Financial Corporation, calculated by combining the 11,521,849 shares of Common Stock, no par value outstanding as of August 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on such date, the 261,444 shares of the Class C Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by CJA Private Equity Financial Restructuring Master Fund I, LP for Common Stock as of September 26, 2018 and the 100,000 shares of the Class B Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by an unaffiliated third party as of September 26, 2018.

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CUSIP No. 19046P209	SCHEDULE 13D

1.		NAMES OF REPORTING PERSONS CJA Private Equity Financial Restructuring GP I Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 964,955
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 964,955
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,955
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.	TYPE OF REPORTING PERSON (see instructions) PN

* The information with respect to percentage ownership is based on a total of 11,883,293 shares of Common Stock, no par value of Coastal Financial Corporation, calculated by combining the 11,521,849 shares of Common Stock, no par value outstanding as of August 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on such date, the 261,444 shares of the Class C Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by CJA Private Equity Financial Restructuring Master Fund I, LP for Common Stock as of September 26, 2018 and the 100,000 shares of the Class B Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by an unaffiliated third party as of September 26, 2018.

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CUSIP No. 19046P209	SCHEDULE 13D

1.		NAMES OF REPORTING PERSONS Gapstow Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 964,955
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 964,955
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,955
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.	TYPE OF REPORTING PERSON (see instructions) PN

* The information with respect to percentage ownership is based on a total of 11,883,293 shares of Common Stock, no par value of Coastal Financial Corporation, calculated by combining the 11,521,849 shares of Common Stock, no par value outstanding as of August 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on such date, the 261,444 shares of the Class C Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by CJA Private Equity Financial Restructuring Master Fund I, LP for Common Stock as of September 26, 2018 and the 100,000 shares of the Class B Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by an unaffiliated third party as of September 26, 2018.

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CUSIP No. 19046P209	SCHEDULE 13D

1.		NAMES OF REPORTING PERSONS Christopher J. Acito & Associates GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 964,955
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 964,955
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,955
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* The information with respect to percentage ownership is based on a total of 11,883,293 shares of Common Stock, no par value of Coastal Financial Corporation, calculated by combining the 11,521,849 shares of Common Stock, no par value outstanding as of August 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on such date, the 261,444 shares of the Class C Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by CJA Private Equity Financial Restructuring Master Fund I, LP for Common Stock as of September 26, 2018 and the 100,000 shares of the Class B Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by an unaffiliated third party as of September 26, 2018.

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CUSIP No. 19046P209	SCHEDULE 13D

1.		NAMES OF REPORTING PERSONS Christopher J. Acito
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 964,955
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 964,955
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,955
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* The information with respect to percentage ownership is based on a total of 11,883,293 shares of Common Stock, no par value of Coastal Financial Corporation, calculated by combining the 11,521,849 shares of Common Stock, no par value outstanding as of August 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on such date, the 261,444 shares of the Class C Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by CJA Private Equity Financial Restructuring Master Fund I, LP for Common Stock as of September 26, 2018 and the 100,000 shares of the Class B Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by an unaffiliated third party as of September 26, 2018.

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CUSIP No. 19046P209	SCHEDULE 13D

1.		NAMES OF REPORTING PERSONS Jack T. Thompson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 964,955
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 964,955
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,955
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*  The information with respect to percentage ownership is based on a total of 11,883,293 shares of Common Stock, no par value of Coastal Financial Corporation, calculated by combining the 11,521,849 shares of Common Stock, no par value outstanding as of August 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on such date, the 261,444 shares of the Class C Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by CJA Private Equity Financial Restructuring Master Fund I, LP for Common Stock as of September 26, 2018 and the 100,000 shares of the Class B Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by an unaffiliated third party as of September 26, 2018.

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CUSIP No. 19046P209	SCHEDULE 13D

Item 1.  Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, no par value (the “Common Stock”) of Coastal Financial Corporation, a Washington corporation (“Coastal” or the “Company”). The principal executive offices of the Company are located at 5415 Evergreen Way, Everett, Washington 98203.

Item 2.  Identity and Background.

(a)          This Schedule 13D is filed by CJA Private Equity Financial Restructuring Master Fund I, LP (“PEFR”); CJA Private Equity Financial Restructuring GP I Ltd. (“PEFR GP”), the general partner of PEFR; Gapstow Capital Partners LP (“Gapstow”); Christopher J. Acito & Associates GP LLC (“CJA & Associates LLC”); Christopher J. Acito (“Mr. Acito”), the managing member of CJA & Associates LLC; and Jack T. Thompson (“Mr. Thompson”), a member of PEFR GP and Director of Coastal. PEFR, PEFR GP, Gapstow, CJA & Associates LLC, Mr. Acito, and Mr. Thompson are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)          Each of PEFR’s and PEFR GP’s business address is c/o Intertrust Group, 190 Elgin Avenue, George Town, Grand Cayman KY1-90005, Cayman Islands. Each of Mr. Acito, Mr. Thompson, Gapstow and CJA & Associates LLC’s business address is c/o Gapstow Capital Partners, 654 Madison Avenue, Suite 601, New York, New York 10065.

(c)          The principal business of each of PEFR, PEFR GP, Gapstow and CJA & Associates LLC is as an investment company. The principal occupation of Mr. Acito is as the Chief Executive Officer, Chief Investment Officer and partner of Gapstow and as the managing member of CJA & Associates LLC. The principal occupation of Mr. Thompson is a member of PEFR GP and an employee of Gapstow.

(d)          During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Acito is a United States citizen. Mr. Thompson is a United States citizen. PEFR is a limited partnership organized under the laws of the Cayman Islands, PEFR GP is a company organized under the laws of the Cayman Islands. Gapstow is a limited partnership organized under the laws of the State of New York. CJA & Associates LLC is a limited liability company organized under the laws of the State of New York.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 26, 2018 PEFR exchanged an aggregate of 261,444 shares of the Company’s Class C Nonvoting Common Stock (the “Nonvoting Shares”) for 261,444 shares of the Company’s Common Stock pursuant to an Exchange Agreement by and between Coastal and PEFR.

Item 4.  Purpose of Transaction.

The purpose of the transaction is to exchange PEFR’s Nonvoting Shares for voting Common Stock.

PEFR has acquired the Common Stock for investment purposes in connection with the recapitalization of the Company and intends to review on a continuing basis the investment in the Company. Depending upon its evaluation of the Company’s business and prospects and upon future developments, PEFR may continue to hold the Common Stock as an investment or may determine to increase, decrease or dispose of its holdings of the Common Stock.

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Item 5.  Interest in Securities of the Issuer.

(a)          As of the date hereof, the Reporting Persons beneficially own 964,955 shares of the Company’s Common Stock. This represents beneficial ownership of approximately 8.12% of the outstanding shares of the Company’s Common Stock as of September 26, 2018. The information with respect to percentage ownership is based on a total of 11,883,293 shares of Common Stock, no par value of Coastal Financial Corporation, calculated by combining the 11,521,849 shares of Common Stock, no par value outstanding as of August 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on such date, the 261,444 shares of the Class C Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by CJA Private Equity Financial Restructuring Master Fund I, LP for Common Stock as of September 26, 2018 and the 100,000 shares of the Class B Nonvoting Common Stock of Coastal Financial Corporation which were exchanged by an unaffiliated third party as of September 26, 2018.

(b)          PEFR is the owner of 964,955 shares of the Company’s Common Stock. PEFR GP is the general partner of PEFR. CJA & Associates LLC is the majority owner of PEFR GP. PEFR GP has designated all voting rights to Gapstow in its capacity as investment manager for PEFR. Mr. Acito is the Chief Executive Officer of Gapstow and Mr. Thompson is an employee of Gapstow. Mr. Acito and Mr. Thompson share voting and investment power with respect to the shares held by PEFR.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

PEFR GP, the general partner of PEFR, has designated all voting rights to Gapstow in its capacity as investment manager for PEFR. Mr. Acito is the Chief Executive Officer of Gapstow and Mr. Thompson is an employee of Gapstow. Mr. Acito and Mr. Thompson share voting and investment power with respect to the shares held by PEFR.

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CUSIP No. 19046P209	SCHEDULE 13D

Item 7.  Material to be Filed as Exhibits.

1.	Exchange Agreement, dated September 26, 2018, by and between Coastal and PERF.

2.	Investment Agreement, dated March 30, 2011, by and between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP (Incorporated by reference to Exhibit 10.16 to Coastal Financial Corporation’s Form S-1 Filed June 19, 2018).

3.	Investment Agreement, dated March 30, 2012 by and between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP (Incorporated by reference to Exhibit 10.17 to Coastal Financial Corporation’s Form S-1 Filed June 19, 2018).

4.	Investment Agreement, dated April 6, 2012 by and between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP (Incorporated by reference to Exhibit 10.18 to Coastal Financial Corporation’s Form S-1 Filed June 19, 2018).

5.	Investment Agreement, dated April 13, 2012 by and between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP (Incorporated by reference to Exhibit 10.19 to Coastal Financial Corporation’s Form S-1 Filed June 19, 2018).

6.	First Amendment to Investment Agreements, dated May 9, 2018, buy and between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund 1 LP (Incorporated by reference to Exhibit 10.22 to Coastal Financial Corporation’s Form S-1 Filed June 19, 2018).

7.	Joint Filing Agreement Pursuant to Section 240.13d-1(k).

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CUSIP No. 19046P209	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2018	CJA Private Equity Financial Restructuring Master Fund I, LP By: CJA Private Equity Financial Restructuring GP I Ltd., its General Partner By: Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: Christopher J. Acito
Title: Managing Member

Dated: October 3, 2018	CJA Private Equity Financial Restructuring GP I Ltd. By: Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: Christopher J. Acito
Title: Managing Member

Dated: October 3, 2018	Gapstow Capital Partners LP

By:	/s/ Christopher J. Acito
Name: Christopher J. Acito
Title: Chief Executive Officer

Dated: October 3, 2018	Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: Christopher J. Acito
Title: Managing Member

Dated: October 3, 2018	Christopher J. Acito /s/ Christopher J. Acito

Dated: October 3, 2018	Jack T. Thompson /s/ Jack T. Thompson

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